                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT


                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark one)

[X]   Annual Report pursuant to 15(d) of the Securities Exchange Act of 1934
(Fee required)

      For the fiscal year ended December 31, 2001.

                                       OR

[ ]   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

      For the transition period from _____________________ to __________________

      Commission file number 1-8864.

      A.  Full title of the Plan:

          USG CORPORATION INVESTMENT PLAN (Formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

          USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO, ILLINOIS  60606

                              REQUIRED INFORMATION


Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 2001.


Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                              USG CORPORATION INVESTMENT PLAN



                                              By: /s/ Peter K. Maitland
                                                 -------------------------------
                                                 Peter K. Maitland
                                                 Vice President, Compensation,
                                                 Benefits and Administration


Date: March 27, 2002

                                 USG CORPORATION
                                 INVESTMENT PLAN


                                REPORT ON AUDITED
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                TABLE OF CONTENTS


                                                             PAGE
                                                             ----

INDEPENDENT AUDITORS' REPORT                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available
     for Benefits                                              2

   Statements of Changes in Net Assets
     Available for Benefits                                    3

   Notes to Financial Statements                               4


SUPPLEMENTAL SCHEDULES:

    I.  Schedule of Investments Held
          at Year End                                         11

   II.  Schedule of Reportable Transactions                   12

                         [HILL, TAYLOR LLC LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


PENSION AND INVESTMENT COMMITTEE
USG CORPORATION


We have audited the accompanying statements of net assets available for benefits of the USG Corporation Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 2001, and reportable transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




March 8, 2002

                         USG CORPORATION INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                 2001           2000
                                              ------------   ------------

ASSETS:

    Investments, at market                    $337,667,612   $371,130,738
                                              ------------   ------------

    Receivables:

        Employee loans
           receivable                           22,416,796     22,588,852

    Interest and
        dividends receivable                        66,182        797,602
                                              ------------   ------------

    Total Receivables                           22,482,978     23,386,454
                                              ------------   ------------


  Total Assets                                 360,150,590    394,517,192
                                              ------------   ------------


LIABILITIES:

    Accrued administrative
        fees                                       186,813        140,848
                                              ------------   ------------

  Total Liabilities                                186,813        140,848
                                              ------------   ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                               $359,963,777   $394,376,344
                                              ============   ============



The accompanying notes to financial statements are an integral part of these statements.

                         USG CORPORATION INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                         2001             2000
                                    -------------    -------------

NET ASSETS AVAILABLE
  FOR BENEFITS,
    beginning of year               $ 394,376,344    $ 426,322,026
                                    -------------    -------------

ADD (DEDUCT);

    Corporation contributions           8,478,636        5,504,242

    Employee contributions             30,681,531       32,952,895
                                    -------------    -------------
                                       39,160,167       38,457,137
                                    -------------    -------------

    Income from investments:
      Dividend income                   1,625,064        2,704,931
      Interest income                  12,142,488       11,152,908
      Realized gain (loss) on
        sale of investments            (7,970,701)       1,682,956
      Unrealized depreciation
         for the year                 (30,047,663)     (47,319,972)
                                    -------------    -------------
                                      (24,250,812)     (31,779,177)
                                    -------------    -------------

    Benefit payments and
      participant withdrawals         (48,470,451)     (37,925,575)

    Net transactions due to loans         133,086             --

    Administrative expenses              (984,557)        (698,067)
                                    -------------    -------------

Net decrease in assets
     during the year                  (34,412,567)     (31,945,682)
                                    -------------    -------------

NET ASSETS AVAILABLE
   FOR BENEFITS,
     end of year                    $ 359,963,777    $ 394,376,344
                                    =============    =============


The accompanying notes to financial statements are an integral part of these statements.

                                 USG CORPORATION
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



1.  DESCRIPTION OF THE PLAN

       The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 ("restated Plan"). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants' accounts at fair market value on each business day effective July 1, 1997.

       The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

       The Plan provides, among other things, that participants may contribute up to 15% (9% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year effective January 1, 1998 to December 31, 2001 (20% beginning January 1,
       2002), 12% from July 1, 1997 to December 31, 1997, 9% from January 1, 1989 to June 30, 1997, 15% from October 1, 1985 to December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of five years of credited service (three years beginning January 1, 2002) in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

       Employee contributions are invested by the Trustee in any one or a combination of eight funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index Fund), (c) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. companies with market capitalization of less than $1 billion at the time of initial investment (Small Cap Equity Fund), (f) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S.

       companies (International Equity Fund), (g) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (h) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts (BICs) of varying maturity, size and yield (Stable Value Fund).

       The Equity Index Fund is invested in the Vanguard Institutional Index
       Fund.

       The Balanced Fund is invested in the Fidelity Puritan Fund.

       The Growth Fund is invested in the AXP New Dimensions Fund - Class Y.

       The Small Cap Equity Fund is invested in the Franklin Small-Mid Cap Growth Fund - Class A.

       The International Equity Fund is invested in the Templeton Foreign Fund - Class A.

       The Bond Fund is invested in the PIMCO Total Return Fund - Institutional Class.

       The Stable Value Fund is managed by PRIMCO Capital Management. At December 31, 2001, the Stable Value Fund was primarily composed of group annuity contracts maintained by banks and insurance companies.

       Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by calling the USG Investment Plan Connection, an automated telephone service, on any day. Certain Executive officers of the Corporation must pre-clear any transfer in or out of the USG Common Stock Fund with the USG Corporate Secretary.

       The Corporation made a regular 50% matching contribution up to the first 6% of the participants' eligible pay contributed to the Plan, credited to the participants' accounts each pay period starting June 1, 2001. From January 1, 2001 to May 31, 2001 and in 2000 the Corporation made a regular 25% matching contribution up to the first 6% of each participant's eligible pay contributed to the Plan.

       The Plan was amended effective January 1, 1999 to provide for immediate eligibility and enrollment to join the Plan for newly hired employees and current employees who are in their one year waiting period as of January 1, 1999, unless the employee elects not to join the Plan.

       The fifth amendment to the Plan, effective November 8, 2000, does not allow additional participant or employer contributions to the USG Common Stock Fund. The amendment also does not allow the transfer of any portion of a participant's interest from any other fund into the USG Common Stock Fund.

       The sixth amendment to the Plan, effective June 1, 2001, increased the regular matching contribution on the first 6% of participant's eligible pay contributed to the Plan to 50% from 25%, credited to the participant's account each pay period.

       If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants' accounts.

       The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

       The Plan is administered by the Pension and Investment Committee, which consists of five members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.

       At December 31, 2001 and 2000, there were approximately 12,089 and 12,655 participants in the Plan, respectively.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The financial statements of the Plan are prepared under the accrual method of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the financial statements to accrue for the portion of annual contributions unpaid at year-end.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       The Plan's investments are stated at market value except for its group annuity contracts with insurance companies, which are valued at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers. Market value and cost are equal for the group annuity contracts and short-term investments. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Unrealized appreciation or depreciation of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

       The guaranteed investment contracts in the Stable Value Fund earned guaranteed interest at rates varying from 4.50% to 7.47% at December 31, 2001. The rates for 2000 ranged from 5.12% to 7.47%. The guaranteed investment contracts earnings are calculated net of administrative fees.

       For the USG Common Stock Fund, cost was $26,311,866 and $34,179,765 as of December 31, 2001 and 2000, respectively. For the Equity Index Fund, market value exceeded cost by $5,999,385 and $17,606,486 at December 31, 2001, and 2000, respectively. For the Balanced Fund, cost exceeded market value by $1,069,695 at December 31, 2001 and market value exceeded cost by $213,958 at December 31, 2000. For the Growth Fund, cost exceeded market value by $5,165,244 at December 31, 2001 and market value exceeded cost by $3,079,952 at December 31, 2000. For the Small Cap Equity Fund, cost exceeded market value by $3,724,992 and $2,749,597 at December 31, 2001 and 2000, respectively. Cost exceeded market value by $96,428 for the International Equity Fund at December 31, 2001 and market value exceeded cost by $39,084 at December 31, 2000. For the Bond Fund, cost exceeded market value by $130,079 at December 31, 2001 and market value exceeded cost by $184,474 at December 31, 2000.

       Pending transactions due to loans represent reconciliations of the loan amounts between the Trustee and recordkeeper at year-end, which will be posted to the Trustee's records in the subsequent year.

       Benefits are recorded when paid.


3.  TAX STATUS

       The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401(a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501(a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.


4.  EMPLOYER CONTRIBUTIONS

       The Corporation will make a formula matching contribution with respect to each eligible participant only if at least 80% of the Corporation's consolidated earnings goal is met. In 2001 and years prior to that, the formula used in the matching contribution calculation is the consolidated earnings goal, which is based on the net sales of the USG Companies less cost of sales and selling and adminstative expenses. Beginning January 1, 2002, the Plan uses EBITDAR (Consolidated Net Earnings before Interest, Taxes, Depreciation, Amortization, Reorganization expenses and other income and expenses items) as the target to measure performance attainment to be consistent with other USG incentive plans.

       Beginning January 1, 1995, the Corporation formula matching contribution schedule was set as follows; each 1% increase in goal attainment from 80% to 100% of goal results in a corresponding 1.5% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 140% of goal will result in a 1% increase in the profit sharing match, starting from a 40% match with attainment of 100% of goal earnings. And each 1% increase in goal attainment above 140% results in a 2% increase in the profit sharing match, starting from 80% matching with attainment of 140% of goal earnings.

       Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the Plan and are held in the Forfeiture Cash Account.


5.  DISTRIBUTION ON TERMINATION OF THE PLAN

       In the event of termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6.  INVESTMENTS

       The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 2001 and 2000:


                                              2001                                2000
                             ----------------------------------      -----------------------------------
                                                       NET                                    NET
                                                  APPRECIATION                            APPRECIATION
                                 FAIR            (DEPRECIATION)         FAIR             (DEPRECIATION)
                                 VALUE           IN FAIR VALUE          VALUE            IN FAIR VALUE
                            -------------       -------------       -------------       -------------
Common Stock:

USG Common
   Stock                    $   3,693,161       ($ 12,227,850)      $  18,538,808       ($ 27,883,642)
                            -------------       -------------       -------------       -------------

Mutual Funds:

   Vanguard Index
      Trust                    58,731,580          (9,319,893)         72,420,062          (8,188,941)
   Fidelity Puritan
      Fund                     23,074,841          (1,010,979)         24,502,444             938,107
   AXP New Dimensions
      Fund                     47,972,711          (9,376,406)         61,442,345          (6,009,240)
   Franklin Small-Mid
      Cap Growth Fund          18,097,052          (5,626,225)         25,440,138          (4,410,736)
   Templeton Foreign
      Fund                      7,111,988            (723,026)          6,912,410            (351,658)
    PIMCO Total Return
      Fund                     10,398,032             266,015           6,965,732             269,094
                            -------------       -------------       -------------       -------------

                              169,079,365         (25,790,514)        197,683,131         (17,753,374)
                            -------------       -------------       -------------       -------------

Mortgages, Notes,
  Contracts                   157,394,326                --           147,903,242                --
Collective Short-Term
  Investment Fund              11,193,921                --             7,005,557                --
                            -------------       -------------       -------------       -------------

TOTAL
INVESTMENTS                 $ 337,667,612       ($ 38,018,364)      $ 371,130,738       ($ 45,637,016)
                            =============       =============       =============       =============


All investments in the Plan are participant-directed investments.

       At December 31, 2001 and 2000, the following investments
       (participant-directed) exceeded 5% of the net assets available for Plan benefits:

                                            2001             2000
                                        -----------      -----------
USG Corporation Common Stock            $ 3,693,161      $18,538,808

Vanguard Index Trust                     58,731,580       72,420,062

Fidelity Puritan Fund                    23,074,841       24,502,444

AXP New Dimension Fund                   47,972,711       61,442,345

Franklin Small-Mid Cap Growth Fund       18,097,052       25,440,138

Allstate Insurance Company
  Contract 77032                         18,792,949       21,995,442

Monumental Life Insurance Company
  Contract 00246TR                       19,007,928             --

State Street Bank & Trust
  Contract 99010                         23,270,179             --

UBS, Contract 5021                       23,428,895       22,874,806


7.  PARTICIPANT LOANS

       Effective October 1, 1993, and as revised on July 1, 1997, a participant can obtain loans from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five-year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

                                                                      SCHEDULE I


                                USG CORPORATION
                                INVESTMENT PLAN

                    SCHEDULE OF INVESTMENTS HELD AT YEAR END
                               DECEMBER 31, 2001


                                                      PRINCIPAL
                                                  AMOUNT/NUMBER OF                                         FAIR
                                                       SHARES                   COST                      VALUE
                                                  ----------------            ------------             ------------
COMMON STOCK
 USG Corporation                                          642,040             $ 26,311,866             $  3,693,161
 Vanguard Index Trust                                     559,935               52,732,195               58,731,580
 Fidelity Puritan Fund                                  1,305,877               24,144,536               23,074,841
 AXP New Dimensions Fund                                1,951,697               53,137,955               47,972,711
 Franklin Small-Mid Cap
   Growth Fund                                            580,592               21,822,044               18,097,052
 Templeton Foreign Fund                                   768,864                7,208,416                7,111,988
                                                     ------------              -----------              -----------

    TOTAL COMMON STOCK                                                         185,357,012              158,681,333
                                                                               -----------              -----------

CORPORATE BONDS
 PIMCO Total Return Fund                                  994,076               10,528,111               10,398,032
                                                     ------------              -----------              -----------

CONTRACTS
 Aetna Life & Casualty
   Company,  GAC 14621                               $  3,836,102                3,836,102                3,836,102
 Allstate,  77184                                    $  6,318,132                6,318,132                6,318,132
 Allstate,  77032                                    $ 18,792,949               18,792,949               18,792,949
 Bank of America,  99-061                            $  8,497,703                8,497,703                8,497,703
 Caisse des Deposts,  1077-01                        $ 14,028,442               14,028,442               14,028,442
 Chase,  401748                                      $  1,170,540                1,170,540                1,170,540
 GE Life & Annuity,  GS3389                          $  3,438,954                3,438,954                3,438,954
 John Hancock Mutual Life
   Insurance Co.,  GAC 8396-1                        $  6,039,166                6,039,166                6,039,166
 John Hancock Mutual Life
   Insurance Co.,  GAC 9532                          $ 12,827,316               12,827,316               12,827,316
 Monumental Life Insurance
   Company,  MDA0158FR                               $  3,420,771                3,420,771                3,420,771
 Monumental Life Insurance
   Company,  00232TR                                 $  1,184,397                1,184,397                1,184,397
 Monumental Life Insurance
   Company,  00218TR                                 $  6,521,727                6,521,727                6,521,727
 Monumental Life Insurance
   Company,  00246TR                                 $ 19,007,928               19,007,928               19,007,928
 Prudential,  10092-211                              $  3,224,588                3,224,588                3,224,588
 State Street Bank & Trust
   Contract 98203                                    $  2,386,537                2,386,537                2,386,537
 State Street Bank & Trust
   Contract 99010                                    $ 23,270,179               23,270,179               23,270,179
 UBS,  5021                                          $ 23,428,895               23,428,895               23,428,895
                                                     ------------             ------------             ------------

    TOTAL CONTRACTS                                  $157,394,326              157,394,326              157,394,326
                                                     ------------             ------------             ------------

SHORT-TERM INVESTMENTS
 Collective Short-Term
   Investment Fund                                   $ 11,193,921               11,193,921               11,193,921
                                                                              ------------             ------------

    TOTAL INVESTMENTS                                                         $364,473,370             $337,667,612
                                                                              ============             ============

                                                                     SCHEDULE II


                                 USG CORPORATION
                                 INVESTMENT PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001



SERIES OF TRANSACTIONS IN THE SAME SECURITY:


                           TOTAL         COST        TOTAL       CURRENT
  DESCRIPTION OF         NUMBER OF        OF       NUMBER OF     VALUE OF
     SECURITY            PURCHASES       ASSET       SALES        SALES
  ---------------        ---------       -----     ---------     --------

    None